June 30, 2006

Ms. Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Implant Sciences Corporation (the “Company”)
File No. 001-14949

Dear Ms. Fisher:

In connection with the Staff’s comment letter, dated June 8, 2006 regarding the above-referenced matter, we hereby respectfully submit to you the following responses electronically via EDGAR.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments prior to our response.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions or comments, please feel free to contact me at your earliest convenience.

Sincerely, Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan VP Finance and CFO

Form 10-Q for the period ending September 30, 2005

General

Comment:

1.                                       Please refer to prior comments 6 and 7. We note your proposed revised disclosure regarding the correction of the errors for the period September 30, 2005. The restated financial statements must be labeled “restated.”  The financial statements must also include all the disclosures required by SFAS 154, paragraph 26. Please revise as necessary. Any adjustments arising from our additional comments should also be repeated in this manner so that there is a clear path between the original and restated quarterly data.

Response:                We acknowledge your comment and will label the financial statements “restated” and will include all the disclosures required by SFAS 154, paragraph 26.

Condensed Consolidated Balance Sheets, Page 3

Comment:

2.                                       Please refer to prior comment 8. We have read your responses to our prior comments and have the following additional comment:

•                                  We note your proposed revised disclosure to adjust the term “beneficial conversion feature” on your balance sheet for your quarter ended September 30, 2005. Please amend your quarter ended December 31, 2005 as well. Any adjustments arising from our additional comments should also be considered.

Response:                Agreed. Since the conversion feature was accounted for pursuant to EITF 00-19 and determined not to be a beneficial conversion feature under EITF 98-5 and 00-27, the use of the term “beneficial conversion feature” is not appropriate. However, we respectfully suggest that an amendment to the December 31, 2005 is unnecessary as this change is immaterial to the financial statements.

Condensed and Consolidated Statements of Cash Flows, page 5

Comment:

3.                                       Please refer to prior comment 9. We do not see where your statement of cash flows has been amended to properly disclose the non-cash financing activity related to the issuance of the Series D convertible preferred stock. Please revise or tell us why your current presentation is appropriate. This comment also applies to your quarter ended December 31, 2005.

Response:                We acknowledge your comment and will amend the statement of cash flows to properly disclose the non-cash financing activity related to the issuance of the Series D convertible redeemable preferred stock as follows:

	Three Months Ended
	September 30,
	2005	2004
Noncash Investing and Financing Activity:
Conversion of Series C Cumulative Convertible Preferred Stock
and accrued dividends into common stock	$—	$577,000
Accretion of 5% Series C Cumulative Convertible Preferred Stock
dividends, beneficial conversion feature and warrants	$—	$284,000
Repayment of Term note a with Series D Convertible Redeemable
Preferred Stock	$3,000,000	$—
Capital equipment acquired under capital lease	$42,000	$—

Upon filing our amended 10-Q for the quarter ended September 30, 2005, this non-cash transaction will be disclosed, thus we believe a restatement of subsequent quarterly filings to include this disclosure would be immaterial.

Note 8. Secured Term Note and Series D Financing, page 12

Comment:

4.                                       Please refer to prior comment 10. With respect to the valuation of the dividend adjustment, please note that B15 of SFAS 133 requires that you account for all embedded derivatives of a single host as one. Please revise or advise.

Response:                The Company has evaluated whether the adjustable dividend rate and or/ penalties associated with a delisting or stop trade would be embedded derivatives as defined in SFAS No. 133.  The Company has determined that because the dividend rate is subject to change based on the market price of our common stock, it is an embedded derivative instrument. Following the guidance included in B15 of SFAS 133, all of the embedded derivative features included in the Series D financing have been valued as one derivative instrument.

The second feature, related to potential default provisions, would increase the dividend and redemption price, similar to a default or penalty clause in a debt-like instrument. The Company has determined this to be an embedded derivative. While the Company has valued all derivatives of the Series D as one, the Company has concluded that this derivative is immaterial as it has no value until delisting is imminent.

The Company will continue to measure all derivatives at each reporting period as future changes in value may become material.

Comment:

5.                                       We note the proposed disclosure in Note 8 to the draft amended Form 10-Q for the period ended September 30, 2005. It appears that an event of default would result in (i) a reset of the dividend rate from prime plus 1 to 15%, and (ii) a right granted to the holder to request redemption of the Series D Preferred Stock for cash equal to 130% of the outstanding stated value, plus any accrued and unpaid dividends.

•                                  Provide us with your separate analysis of whether these features are embedded derivatives that should be bifurcated pursuant to paragraphs 12 and 13 of SFAS 133.

Response:                The Company has determined that, pursuant to paragraphs 12 and 13 of SFAS 133, the reset of the dividend rate and the holder’s ability to request redemption of the Series D for cash equal to 130% of the outstanding stated value would be embedded derivatives. Because these derivatives are not clearly and closely related to the host contract, and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur, and that these instruments, by themselves would be classified as derivative instruments, they must be bifurcated from the host and accounted for as an embedded derivative. Although the Company has valued all derivatives of the host as one, we believe that the value of these particular instruments is immaterial. The Company will continue to measure all derivatives at each reporting period as future changes in value may become material.

•                                  Specifically address how you considered paragraphs 61a, 61c and 61d in your analysis. We note, for instance, that an event of default is not limited to creditworthiness of the company but includes delisting, stop trade and failure to deliver common stock. Likewise, we note the additional 30% payment you will be required to make in the event of default.

The guidance appearing in paragraphs 61a, 61c and 61d of SFAS 133, was used to determine whether the economic characteristics and risks of the embedded derivatives were clearly and closely related to the economic characteristics and risk of the host contract. Paragraph 61(a), related to interest rate, indicates that if the interest rate would be more than doubled,that the underlying economic characteristics would not be closely related to the host. Because the changes for the default provisions increase both the dividend (up to 15%) and the redemption value (by 30%) the interest rate has more than doubled and therefore would indicate different underlying economic characteristics and require the embedded derivative to be bifurcated. Paragraph 61 (c), would not apply to the Series D as changes in our creditworthiness do not affect the dividend rate, a requirement for the derivative to be “clearly and closely related.”  The guidance in Paragraph 61 (d) relating to calls and puts on debt instruments would apply to these derivatives as there is a substantial premium associated in the event of default and the call option is contingently exercisable. As a result, the Company has concluded that these features are embedded derivatives which must be bifurcated. Although the Company has valued all derivatives of the host as one, we believe the value of these particular instruments is immaterial. The Company will continue to measure all derivatives at each reporting period as future changes in value may become material.

Comment:

6.                                       We note the disclosure that you concluded that the features were not derivatives pursuant to SFAS 133 because they did not include a net settlement provision. Please explain the reasons for your conclusion, especially in light of the fact that the agreement specifically states that the amounts are to be paid in cash. See paragraphs 6(c) and 9 of SFAS 133.

Response:                Upon further review of the guidance in 12(a) of FAS 133, because there is net settlement under 57(C)(1), the Company has concluded that these features are derivatives. Although the Company has valued all derivatives of the host as one, we believe the value of these particular instruments is immaterial. The Company will continue to measure all derivatives at each reporting period as future changes in value may become material.

Comment:

7.                                       Please refer to prior comment 11. Revise to disclose the price re-set feature of the Series D preferred stock and related accounting and how you accounted for the warrants, including the valuation methodology and related assumptions.

Response:                We would propose to expand our disclosure appearing in footnote #8 as follows:

8.                                      Secured Term Note and Series D Cumulative Redeemable Preferred Stock Financing

On July 6, 2005, the Company executed a $3.0 million secured term note payable to Laurus Master Fund, Ltd. (“Laurus”).  The Company received $3,000,000 in gross proceeds, less a management fee of $135,000 and related transaction costs of approximately $32,000. The term note was collateralized by substantially all of the Company’s assets, had a 4-month term and bore interest at a rate equal to the prime rate plus once percent (1%). In connection with the financing, on September 30, 2005, the Company issued Laurus a warrant to purchase up to 250,000 shares of the Company’s common stock at a price equal to $3.75 per share. The warrants were valued using the Black Scholes model and the following assumptions:  volatility of 67%, expected life of 5 years and a risk free interest rate of 3.77%. Net proceeds from the financing were used for increasing the capacity of the Quantum Sniffer™ production line, increasing unit inventories and the repayment of certain indebtedness due and owed by the Company to the former shareholders of Accurel in connection with the acquisition of this wholly-owned subsidiary.

On September 30, 2005, the Company issued 500,000 shares of Series D Convertible Redeemable Preferred Stock (“Series D”) having a stated value of $10 per share, pursuant to a Securities Purchase Agreement with Laurus. The Company received $5,000,000 in gross proceeds, less a management and placement agent fee of approximately $90,000, and related transaction costs of approximately $27,000. The Series D has a dividend equal to the prime rate plus one percent (1%)  (6.75% as of September 30, 2005) and provides for redemption over a thirty-six month period pursuant to an amortization schedule.

The following table reflects the required redemption of the Series D before the effect of the accrued dividends:

Monthly redemption

Year ending June 30:	Preferred Stock Redemption Schedule
2006	$912,000
2007	1,824,000
2008	1,824,000
2009	440,000
Total	$5,000,000

The monthly redemption of approximately $152,000 plus accrued dividends commences on January 1, 2006. Subject to certain conditions, it is at the Company’s option to pay this amount in cash or in common stock at a fixed conversion price of $6.80 per common share. This fixed conversion price is subject to reset should the Company declare a stock dividend or split, combine the outstanding Common Stock into a smaller number of shares, or issue, by reclassification of its Common Stock, any shares or other securities of the Corporation. The fixed conversion price shall be adjusted proportionately so that the holder of the Series D shall be entitled to receive the kind and number of shares or other securities of the Corporation which such Holder would have owned or have been entitled to receive after the happening of any of the events described above, had such shares of Series D Preferred Stock been converted immediately prior to the happening of such event.

The following conditions must be met in order for the Company to be permitted to pay in common stock:  (1) the shares must be issued pursuant to an effective registration statement, (2) the average closing market price of the common stock for the five trading days immediately preceding a payment date must exceed the fixed conversion price by 110% and no one day’s closing price may be less than the fixed conversion price, and (3) the conversion dollar value may not exceed the aggregate of the prior 22 trading days’ dollar volume. The dividend rate is subject to a 2% decrease for every 25% the average trading price for the five trading days prior to a repayment date exceeds the fixed conversion price, to a minimum of 0%. In addition, upon notifying the holder, the Company has the option of redeeming any outstanding shares of Series D with cash by paying 130% of the stated value plus accrued interest.

As a condition of closing, the Company and each of its Subsidiaries granted a security interest in their respective assets as well as providing Laurus a right of first refusal on future financing arrangements during the term of the Agreement. In the event Laurus declines to exercise its right of first refusal, it agreed to enter into such documentation as shall be reasonably requested by the Company in order to subordinate its rights under the Series D to the subsequent financier. The registration rights associated with the Agreement state that the Company will use its best efforts to have the registration statement effective within 120 days from closing. In addition, the Company is required to maintain an effective registration statement, and ensure that shares are not suspended from trading. Upon notice from Laurus, should the Company be declared in default of these items and have not cured the default within the prescribed period, the Company may be assessed liquidated damages equal to 1/30th of 0.1% of the outstanding preferred balance, payable in cash, for each day the event has occurred and remains outstanding. However, pursuant to the Agreement, “liquidated damages do not apply should the Securities and Exchange Commission (“SEC”) have an issue with respect to the Holder or with respect to the structure of the transaction.”

In conjunction with the Series D, the Company also issued to Laurus a warrant to purchase up to 50,000 shares of the Company’s common stock at a price equal to $10.20 per share. The warrants were valued using the Black Scholes model and the following assumptions:  volatility of 80%, an expected life 5 years, and a risk free interest rate of 4.12%. The Company utilized the proceeds of the Series D to repay the $3 million term note with Laurus dated July 6, 2005, plus accrued interest, and for working capital.

In accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company concluded that the Series D contained a conversion feature which should be valued at fair value and be recorded as a liability on the balance sheet. This conversion feature is not considered to be a “conventional preferred” instrument because the Agreement includes certain conditions under which the conversion price may be reset. This condition would suggest that the number of shares to be issued upon conversion is not fixed, a requirement of a conventional preferred. This conversion feature was also determined to be a liability since it may be required to be repaid in cash, cannot be paid in unregistered shares and has certain penalties. These conditions define the conversion feature as an embedded derivative which must be separated from the host and reported at fair value pursuant to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).

The Series D also contains certain other embedded derivatives which, pursuant to SFAS No. 133 , must be bifurcated from the host and reported at its fair market value. The first feature includes a dividend rate that is subject to adjustment based on the market price of the Company’s common stock. The second feature, related to potential default provisions, could potentially increase the dividend and redemption price, similar to a default or penalty clause in a debt-like instrument. Although the Company has valued all embedded derivatives of the host as one derivative instrument, we believe the value of these particular features are immaterial. The Company will continue to measure all derivatives at each reporting period as future changes in value may become material.

The conversion feature aggregated to $1,397,000 on September 30, 2005 based on the Black Scholes valuation model and the following assumptions:  volatility 80%, expected life 1.5 years, and a risk free interest rate of 3.96%. The conversion feature will be marked to market at each reporting period with changes flowing through the statement of operations.

The Company valued the Series D at issuance at its residual value of $2,660,000 based on the fair values of the financial instruments issued in connection with this preferred stock financing, including the warrants, the conversion feature and offering costs. The amounts recorded in the financial statements represent the amounts attributed to the sale of the Series D preferred stock, the amount allocated to warrants of $672,000, the value attributed to conversion feature of $1,397,000 and $271,000 of issuance costs (including $154,000 of unamortized costs of the July 6, 2005 term note). The Company is accreting these discounts on the carrying value of the preferred stock to its redemption value of $5,000,000 at September 1, 2008, or the actual conversion date, whichever is earlier. The accretion of these amounts is being recorded as a preferred dividend in the period of accretion. As of September 30, 2005 no preferred shares have been converted. Net cash proceeds were $1,851,000 (which included repayments of $3,032,000 of principal and interest related to the July 6, 2005 term note and $117,000 of issuance costs).

Comment:

8.                                       Please refer to prior comment 13. We note that you would interpret the guidance in View A as outlined in 05-04 as most closely representing your agreements and their relationships. Although this issue is still pending and the EITF has not reached a consensus, you are still required to have an accounting policy in the interim. Please revise to disclose your accounting policy as it relates to your accounting and classification of your warrants and registration rights agreements.

Response:                We would propose to expand our critical accounting policies to include the following disclosures related to the Registration Rights and the potential liquated damages relating to Registration Rights agreements:

The Company has penalty provisions in the registration agreements of our Series D Preferred that require us to make certain payments in the event of our failure to maintain an effective registration statement for the common stock securities underlying the Series D.

The EITF Issue Summary No. 05-04, which has not yet reached consensus at the FASB, considers alternative treatments including whether or not the registration right itself is a separate derivative liability, or if it is a derivative considered as a combined unit with the conversion feature of a convertible instrument. If the unit is considered separate, the EITF discusses possible alternative treatments including the possibility that the combined unit is a derivative liability only if the maximum liquidated damages exceed the difference between the fair value of registered and unregistered shares. In September 2005, the FASB staff reported that the EITF postponed further deliberations on Issue No. 05-04 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 (“EITF 05-04”) pending the FASB reaching a conclusion as to whether a registration rights agreement meets the definition of a derivative instrument.

The Company considers the liquidated damages provision in our various security instruments to be combined with our registration rights and conversion derivatives, and we do not account for the provision as a separate liability. We currently record any registration delay payments as expenses in the period when they are incurred. If the FASB were to adopt an alternative view, we could be required to account for the registration delay payments as a separate derivative. Accordingly, we would be required to record the fair value of the estimated payments, although no authoritative methodology currently exists for evaluating such computation. In accordance with APB 20/FAS 154 the company may be required to apply derivative liability accounting retroactively to all periods presented and the impact of such a change in view may be material to the financial statements.

Comment:

9.                                       We note in your response to prior comment 13, you indicate that your warrants have no registration rights. Please tell us your consideration of paragraph 2(a) in the Registration Rights Agreement (Exhibit 10.2) dated September 30, 2005 filed with your Form 8-K dated October 5, 2005, which includes all “registrable securities” as defined as “shares of common stock issued upon conversion of the Series D Preferred Stock and issuable upon exercise of the warrants.”

Response:                Upon re-reviewing our response to your prior comment 13, we identified a mistake in our disclosure language. We inadvertently stated that the warrants do not have registration rights. We meant to state that the warrants do not have penalties associated with their registration rights.

Please note that the penalty provisions of the Series D are calculated based on the outstanding Stated Value of the shares of Series D Preferred Stock, plus accrued and unpaid dividends. Warrants are not included in this calculation. Please refer to Section 9 of the Certificate of Vote of Directors.

Management’s Discussion and Analysis, page 15

Liquidity and Capital Resources

Comment:

10.                                 We note your references to a valuation based upon an independent appraiser. If you intend to incorporate your filings by reference into your Form S-3, you must specifically identify each appraiser as an expert and include his consent in the registration statement. Alternatively, you could eliminate this reference and clearly indicate that management is primarily responsible for determining the valuation. We will not object if you wish to state that management considered a number of factors, including valuations or appraisals, when making these determinations. Refer to Rule 436 of Regulation C and Item 601(b) of Regulation S-K.

Response:                We propose to eliminate our reference to a valuation based upon an independent appraiser and will state that management is primarily responsible for determining the valuation and considered a number of factors, including independent appraisals when making our determination.

Critical Accounting Policies

Comment:

11.                                 Please refer to prior comment 14. Revise this section to clearly disclose the methodology and significant estimates/assumptions used to value derivatives. Refer to the guidance provided in SEC Release No. 33-8350.

Response:                We note your comment and will follow the guidance provided in SEC Release No. 33-8350 to clearly disclose the methodology and significant estimates/assumptions used to value derivatives.

Comment:

12.                                 In this regard, in light of the on-going discussions surrounding EITF 05-04, please include a clear discussion of the status of EITF 05-04 in this section of your filing which discloses the view adopted by the company and how your accounting could be impacted by a final outcome that is different from the view that you have applied.

Please refer to our response to your Comment # 8.

Response:                We propose to expand this disclosure to state that the Company has adopted View A. Although the EITF has not reached consensus on the issues related to Registration Rights Agreement penalties as outline in EITF 05-04, we believe that we would interpret the guidance in View A as most closely representing our agreements and their relationship. We believe that the guidance in View A is appropriate because these agreements (Series D Preferred Stock and Registration Rights Agreement) were entered into at the same time, in contemplation of the other and were between the same parties. As such, and as the transition for View A is prospective after the consensus is finalized, there is no accounting impact for this registration rights agreement related to EITF 05-04, unless the contract is subsequently modified.

We would further disclose that if the Company were not able to avail itself of View A, then it may be required to characterize the registration rights agreement as a derivative liability and be reflected as a cumulative effect of adjustment in accordance with APB 20/FAS 154 under View B or may be required to apply derivative liability accounting retroactively to all periods presented with View C. The impact of such a change in view may be material to the financial statements.

Item 4. Controls and Procedures

Comment:

13.                                 Please refer to prior comment 15. We note in your response that management has concluded that the disclosure controls are now effective. Please tell us if the disclosure controls and procedures were effective for the periods ending September 30, 2005 and December 31, 2005. If not, please revise to clarify.

Response:                As outlined in paragraph 140 of PCAOB Auditing Standard No. 2, because the Company will be required to restate previously issued financial statements to reflect the correction of a misstatement, we must conclude that our disclosure controls are not effective. It should be noted that although the Company worked closely with its financial consultant to review and disclose all components of the Series D financing, in addition to reviewing the same with its independent auditors, the guidance you published in December 2005 did help clarify this very complicated accounting matter. Management will revise its disclosures to indicate this conclusion.

Form 10-QSB for the periods ended December 31, 2005 and March 31, 2006

General

Comment:

14.                                 Revise your Form 10-QSB’s to comply with the above comments, as applicable.

Response:                We will reissue our Form 10-Q to apply with the above comments, as applicable.